ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, May 8, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of a change in the composition of the group as per April 23, 2008 in accordance with articles 15 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on Mai 6, 2008. The new composition of the group, which held a purchase position of 3.168% and a sale position of 3.019% of voting rights in Zurich as per April 23, 2008, is as follows:

1. Identity of the individual group members:

   Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, indirectly through its subsidiaries:
   - Neue Aargauer Bank, Bahnhofstrasse 49, 5000 Aarau, Switzerland,
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries
     - Credit Suisse International, One Cabot Square, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom).

Furthermore, Zurich received a notification of shareholding as per April 29, 2008 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse on May 6, 2008. According to this

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notification, Credit Suisse along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with purchase positions.

2. The reported purchase positions on registered Zurich shares include:
   - 1,112,063 registered shares (0.764%)
   - 861,724 long call options (equals 1,236,160 voting rights respectively 0.849%)
   - 1,850,840 short put options (equals 1,955,220 voting rights respectively 1.343%)

   Together this equals a purchase position of 2.957% of the share capital and the voting rights of Zurich entered in the commercial register.

3. The reported sale positions of registered Zurich shares include:
   - 1,323,802 long put options (equals 2,555,722 voting rights respectively 1.756%)
   - 57,994,467 short call options (equals 1,866,110 voting rights respectively 1.282%)

   Together this equals a sale position of 3.038% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

   On January 7, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-SFBC. Detailed option conditions can be requested at Zurich Financial Services, Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge. They will be sent to any interested party within two stock exchange days.

4. Identity of the individual group members:
   See section 1.

5. Nature of agreement: Group of companies.

6. Proxy for Group members: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54.

Credit Suisse points to the fact „that the Disclosure Office has relieved Credit Suisse Group with Recommendation dated February 6, 2008 from notifications of changes in the Group according to article 15 paragraph 5 SESTO-SFBC in case fully controlled subsidiaries either join or leave the Group with regard to Zurich Financial Services securities. Accordingly, notifications about Zurich Financial Services securities will only be released in the future if respective stakes have exceeded or fallen below a threshold respectively new Group members are added that are not fully controlled by Credit Suisse Group.

The Disclosure Office has granted this relief for a period of 24 months from the Recommendation dated February 6, 2008. Each individual or each issuer may request, without presenting a specific interest, information of Credit Suisse Group about the composition of the Group at the day of their inquiry within two trading days and free of charge. Contact person: Cathrine Zgraggen, Credit Suisse, Compliance Shared Services / Control Room YCHC 4, Uetlibergstrasse 231, P.O. Box 3, 8070 Zurich, phone: +41 (0)44 334 79 53; fax: +41 (0)44 333 94 54."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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